082-03116



GREAT QUEST
METALS LTD.



10015102

January 8, 2010

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 8, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

dlw 1/25



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

January 8, 2010

Great Quest Completes Sale of Kenieba Concessions for Cash and Shares of $4.35 million and a Production Bonus of up to $3.50 million

VANCOUVER, BC -- **Great Quest Metals Ltd.** (TSXV: GQ; Frankfurt: GQM) ('Great Quest') reports completion of the sale of its Kenieba gold project to **Avion Gold Corporation** (AVR: TSXV) ("Avion") as announced December 18, 2009. Avion has now acquired all of the Great Quest interest in three Kenieba concessions for $4.35 million comprised of $850,000 cash, of which $350,000 was received under a preceding joint venture agreement with Avion, and 7,608,696 shares of Avion at a deemed price of $ 0.46 per share, with a four month hold. With the recent appreciation of the Avion shares to the $0.70 range, the value of the transaction to Great Quest has increased by $1.83 million to $6.18 million.

The sale agreement also requires Avion to make further payments of up to $2.1 million based on gold production from the concessions greater than 400,000 ounces, payable in increments of $700,000 for each additional 50,000 ounces production. If production from the concessions exceeds 600,000 ounces Avion would be required to make up to a further $ 1.4 million in payments to complete its obligations under the sale agreement for a total production bonus of $3.5 million.

The Kenieba concessions are located adjacent to the south and west sides of the Avion Tabakoto property and are subject to a carried interest for the Government of Mali ranging between 10% to 20% and underlying interests up to 5%. Great Quest delineated a 43-101 compliant inferred resource on the Djambaye 2 gold zone of 324,000 ounce (Carl Verley, P. Geo., January 28, 2008 Great Quest news release). This equates to 2,574,000 tonnes grading 3.92 grams per tonne gold. With the Djambaye 2 gold zone open along strike and to depth and with other relatively unexplored zones on the concessions, Great Quest anticipates future increases to the current mineral resource.

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Under the agreement Great Quest is required to acquire a permit on one of the Concessions, and 25% of the shares issued are held in escrow pending receipt of this permit. In the event that Great Quest is unable to obtain the permit on or before January 8, 2011, then 20% of the Escrowed Shares shall be released to Avion on each anniversary of the closing date until the earlier of five years and the date Great Quest receives the permit for the Comifa Concession. The sale agreement has received TSX Venture approval.

Concurrently with the sale of its Kenieba project, the Company has arranged the sale of 1.5 million shares received in this transaction for proceeds of $1,050,000 or $0.70 per share, subject to regulatory approval. The Company also announces the completion of the settlement of $168,590 in debt by way of the issue of 1,685,900 shares of the Company at a deemed price of $0.10 per share, as announced on November 26, 2009. All debt settlement shares issued are subject to a four-month hold period and may not be traded in British Columbia until April 10, 2010.

Willis W. Osborne, President and CEO of Great Quest, states "The management of Great Quest has a high level of confidence in the ability of Avion to explore the Kenieba concessions and to substantially increase the mineral resource. This should not only add to the value of the Avion shares held by Great Quest but may also lead to the eventual payment to Great Quest of the production bonuses. This transaction will also allow Great Quest to pursue its other gold concessions and an industrial phosphate project in Mali. Most significantly for the Company it is now positioned to actively solicit new gold projects of merit without going to the market."

Great Quest is a gold, copper and phosphate exploration company with interests in Mali, West Africa and British Columbia.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM